FOR IMMEDIATE RELEASE:

Afya Limited Announces PEBMED’s Acquisition

July 21, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of PEBMED, through its wholly-owned subsidiary Afya Participações S.A.

PEBMED offers content and clinical decision applications aiming a better performance of the healthcare professional, through its products:

•         WhiteBook: a mobile and web application software that helps doctors and medical students to make faster and more accurate clinical decisions on a daily practice. It provides medical calculators, images and updated content, including prescriptions, conducts, clinical scores, procedures, lab exams, and others, for more than 28 specialties. Whitebook’s revenue represents more than 95% of Pebmed’s total revenue and currently has 165,000 monthly active users.

•         Nursebook, a mobile application software that helps nurses to make accurate clinical decisions. This product also provides medical calculators, procedures and updated content software designed to help nurses all over Brazil. This product was launch on the third quarter of 2019 and currently has 20,000 monthly active users.

•         Portal Pebmed: a website that offers free references, perspectives and updates on medical news and scientific publications. The website has over 4,000,000 visitors per month and 900,000 returning visitors.

"With the integration of PEBMED to our platform, Afya will continue to expand our offerings for the medical professionals now focusing in the interaction with the patient," said Virgílio Gibbon, Afya’s CEO. “With this acquisition, Afya will strengthen its position in the medical career and expand our digital platform.”

"We founded PEBMED because we saw hundreds of doctors facing unprecedented circumstances and we wanted to help then in these difficult situations," said Bruno Lagoeiro, CEO of PEBMED. "Becoming part of the Afya platform will allow us to accelerate software development, reach more doctors and students across the country and fulfill our goal to help transform Brazilian health through the decisions that nurses and physicians make every day".

The acquisition will enable Afya to enter in a new business segment and will contribute for the development and expansion of Afya Digital increasing our monthly active users and bringing active physicians to our platform.

The net purchase price was R$132.9 million, with the assumption of estimated net debt of R$7.1 million, of which: (i) 86.8% was paid in cash, and (ii) 13.2% was paid in Afya’s stock. The price multiple is equivalent to 4x Pebmed’s annual recurring revenue.

Afya’s management team will host a conference call with investors June 21, 2020, 11:00 am EDT.

Investors may listen to the conference call (ID: AFYA) by dialing +1 (844) 204-8942 or +1 (412)-717-9627 for US Numbers and (11) 3181-8565 for BR Numbers. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.afya.com.br/.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br